FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	March, 2003

Commission File Number: SEC #1-13812
Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F      X          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date:	March 19, 2003	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary

Exhibit Index

Exhibit
Number	Exhibit Description	Sequential Page No.

1	Press Release dated March 19, 2003	3

2	Report to Shareholders with MD&A	7

3	Unaudited Financial Statements for third quarter period
	ended January 31, 2003	13

PMU News Release #03-03
TSX, AMEX Symbol PMU	March 19, 2003

PACIFIC RIM MINING CORP. ANNOUNCES THIRD QUARTER RESULTS

Pacific Rim Mining Corp. is pleased to announce the quarterly financial and operating results for the three months ended January 31, 2003. All figures are expressed in United States dollars unless otherwise stated. Complete quarterly results are available on SEDAR and EDGAR or at the Company’s website (www.pacrim-mining.com).

Third Quarter Highlights

  Cash flow from mining operations during the third quarter was $0.4 million.
  The Company realized a net loss of $0.3 million ($0.00 per share) for the three months ended January 31, 2003.
  The Company’s cash position at January 31, 2003 was $2.1 million. Working capital at the same date was $9.9 million.
  Gold and silver sales revenues totaled $3.7 million during the quarter.
  The average price realized for gold sold during the quarter was $336 per ounce.
  Pacific Rim’s 49% share of metal production from the Denton-Rawhide gold mine for the quarter ended January 31, 2003 was 8,114 ounces of gold and 60,330 ounces of silver at cash production costs of $181 per ounce of gold produced.

Shareholders’ Update

During the third quarter Pacific Rim focused on continuing the scout and infill drilling within the Central District on the El Dorado gold project, initiating drilling on the Coyotera vein in the North District at El Dorado and commencing the first-ever drill program at the Company’s La Calera gold project. New drill results from the El Dorado drill program and the initial drill results from La Calera were received during and subsequent to the Company’s third quarter (see news releases dated December 3, 2002 (NR #02-17), January 27, 2003 (NR #03-01) and March 10, 2003 (NR #03-02).

The Company is encouraged with the initial results from La Calera, which in several holes demonstrate the presence of high-grade gold at depth and over potentially mineable widths (see NR #03-02 dated March 10, 2003). The initial La Calera drill results demonstrate that a significant part of the gold-bearing epithermal system seen on surface is preserved, to a depth of at least 100 meters. Pacific Rim intends to expand its original La Calera drilling program both along strike and at depth to follow up on these initial bonanza-grade results.

Advancement of Pacific Rim’s El Dorado gold project was a key component of the Company’s exploration activities during the quarter. El Dorado hosts a bonanza-type adularia-sericite epithermal system, with two currently defined resources: an indicated resource in the Minita vein of 799,200 tonnes at an average grade of 13.7 grams per tonne (g/t) gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver*; and an indicated resource in the Coyotera vein of 566,500 tonnes averaging 8.44 g/t Au and 71 g/t Ag calculated at a 6 g/t cutoff, which equates to a resource of 153,718 ounces of gold and 1.3 million ounces of silver**.

On the El Dorado project, Pacific Rim is now focused on the North District, where step-out and in-fill drilling on the Coyotera vein is underway. Surface mapping and sampling is also underway in the northern and eastern parts of the project, taking advantage of the dry season that runs through June. Several veins have been extended and new veins have been identified through this effort. Scout drilling of additional targets at El Dorado will continue in the coming months.

“We have completed our first pass, scout and in-fill drilling in the Central District for the time being,” explains Tom Shrake, CEO, “and are currently focused on drilling in the North District. The Coyotera vein, where we are now drilling, is a wide vein with multiple episodes of vein filling, some of which have bonanza gold grades and some of which do not. We are re-evaluating the Coyotera resource and have designed a combination infill and re-drill program that is underway. We believe there is upside to both the size and grade of the resource. At least two areas in the Central District plus the Coyotera vein will be considered for their potential resources when we calculate an updated El Dorado resource estimate.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company realized a net loss for the three months ended January 31, 2003 of $0.3 million or $0.00 per share (basic and diluted) compared to a net loss of $0.6 million or $0.02 per share (basic and diluted) for the corresponding period a year earlier. The $0.3 decrease in the quarterly loss for the quarter ended January 31, 2003 compared to the quarter ended January 31, 2002 is mainly due to improvements in operating results at the Denton-Rawhide mine of $0.6 million, a reduction in general and administrative costs of $0.2 million and a $0.1 million increase in interest and other income, all offset by increased El Dorado (El Salvador) exploration expenditures of $0.7 million. The Company recorded a net loss of $0.8 million or $0.01 per share for the nine months ended January 31, 2003 compared to a net loss of $2.2 million or $0.07 per share for the comparable period ended January 31, 2002.

Gold and silver sales revenues increased from $3.4 million for the three months ended January 31, 2002 to $3.7 million for the three months ended January 31, 2003 despite a 1,750 ounce decrease in gold sales volume from the comparable earlier quarter (2003, 10,000 ozs; 2002, 11,750 ozs.). The year over year quarterly sales revenue increase is due to the realization of increased bullion prices in the third quarter of fiscal 2003 compared to the same period of fiscal 2002. The average sale price realized for gold sold in the three months ended January 31, 2003 was $336 per ounce compared to $280 per ounce received for gold sold in the three comparable months ended in 2002. For the nine month periods ended January 31, 2003 and 2002, sales revenues were $9.9 million and $11.6 million respectively on sales volumes of 27,800 ounces of gold at $315/ounce plus silver revenues of $1.2 million for the period ending in 2003 and sales of 38,450 ounces of gold at $276/ounce plus silver revenues of $1.0 million for the equivalent period in 2002.

In late December ’02 the Company re-instituted a hedging program that currently has 9,000 ounces of gold (representing approximately 50% of the expected near-term Denton-Rawhide gold production) sold forward at 1,500 ounces per month to August ‘03 at an average selling price of $363 per ounce. The decision to enter into this hedge position was made in order to lock in a certain amount of revenue that the Company requires to fund its ongoing exploration and development activities, while leaving considerable unhedged production available for participation in the risks and rewards of the open market. Pacific Rim’s current hedging policy for Denton-Rawhide is purely a cash-management strategy. Should Pacific Rim attain gold production from any new deposit discoveries, the Company intends to maximize, to the fullest extent it is able, the profitability of any potential future gold production. It is management’s philosophy to hedge only enough production to meet financing requirements. Management continually monitors the gold markets to determine if future hedging of Rawhide production would be prudent.

As in the previous quarter, interest and other income increased by $0.1 million for the three months ended January 31, 2003 compared to the three months ended January 31, 2002 mainly due to $0.06 million of creditor payment proceeds received under the Andacollo creditors’ plan. For the nine months ended January 31, 2003 interest and other income increased by $0.5 million from $0.1 million for the nine months ended January 31, 2002 to $0.6 million for the comparable period ended January 31, 2003. A significant portion of this nine month increase was also due to recoveries from the Andacollo creditors’ plan.

Cash flows for the quarter improved by $1.0 million, from $(0.5) million to $0.5 million, compared to the corresponding year earlier quarter, mainly due to a $0.5 million improvement in operating cash flows related to higher gold prices and lower operating costs and $0.5 million of increased cash receipts from the sale of shares received from the sale of the Diablillos property. The remaining shares received for the Diablillos property were sold by February 15, 2003 for additional cash receipts of approximately $0.05 million. For the nine months ended January 31, 2003 cash flows improved by $1.4 million compared to the corresponding period of nine months ended January 31, 2002.

During the quarter working capital (including in-process gold inventories) increased by $0.6 million from $9.3 million at October 31, 2002 to $9.9 million at January 31, 2003 mainly due to the liquidation of current liabilities from the increased cash flows discussed above. Future working capital levels are expected to decrease as gold “heap leach” inventories at the Denton-Rawhide mine are liquidated and cash proceeds are expended on funding exploration activities and overhead costs incurred to operate the Company.

Pacific Rim’s 49% share of metal production at Denton-Rawhide for the quarter ended January 31, 2003 was 8,114 ounces of gold and 60,330 ounces of silver at cash production costs of $181 per ounce of gold produced. Production for the comparable quarter of 2002 was 12,059 ounces of gold and 91,074 ounces of silver at cash production costs of $219 per ounce of gold produced. Cash production costs have been reduced significantly in the current quarter compared to the quarter ended January 31, 2002 reflecting the cessation of mining activity by November 2002. Gold production levels at the mine have decreased significantly compared to the corresponding previous quarter due to production shortfalls caused by placing of heap leach material with slower than expected metal recoveries during the final mining stages. Efforts are being concentrated on improving the metal recoveries during the final stages of leaching. Production rates during the quarter stabilized and showed indications of some improvement believed by the operator to be related to recommended changes in recovery techniques. For the nine months ended January 31, 2003, Pacific Rim’s share of Denton-Rawhide production was 28,162 ounces of gold and 233,513 ounces of silver at cash production costs of $226 per ounce of gold produced compared to 37,519 ounces of gold and 274,644 ounces of silver at cash production costs of $235 per ounce of gold produced for the nine months ended January 31, 2002.

Closure expenditures related to severances and reclamation at the Denton-Rawhide mine are accelerating as mining activity ceased in October 2002 and leaching enters it final phase with ore crushing estimated to be completed in June 2003. Reclamation closure spending increased from $0.03 million in the comparable quarter ended January 31, 2002 to $0.2 million for the current quarter ended January 31, 2003. Leaching and rinsing activities with related gold production are currently anticipated to continue until 2006. Presentation of a final mine closure plan to the regulatory authorities is anticipated in the first half of 2003. Closure spending is forecast to peak in May of 2003 when significant severances will be paid to terminating employees. The majority of the severances are to be paid from a part of the closure fund reserved for this purpose. The Company’s share of ongoing future funding of the reclamation liability is to be funded largely out of ongoing operating cash flow of the mine and the $3.4 million closure fund that has been set aside to date. Closure expenditures for the nine months ended January 31, 2003 were $0.5 million compared to $0.1 million for the nine months ended January 31, 2002.

During the current fiscal year, the Company’s primary exploration activities focused on mapping and drilling of the El Dorado and La Calera projects in El Salvador. Exploration expenditures for the quarter ended January 31, 2003 were $0.9 million compared to $0.2 million for the comparable quarter ended January 31, 2002. For the nine months ended January 31, 2003 exploration expenditures were $2.4 million compared to $0.5 million for the comparable previous period ended January 31, 2002 reflecting the greatly increased exploration activity during the 2002/03 period to date. Ongoing exploration will be funded from the Company’s share of cash flows generated by the Denton-Rawhide mine.

NI 43-101 Disclosure

*Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a NI-430101-compliant technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which may include an updated estimate of the Minita resource.

**The Coyotera resource estimate was calculated by Mr. P. LaCroix, P.Eng. on behalf of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) in March, 2001. Mr. LaCroix is a Qualified Person as defined in National Instrument 43-101. The Coyotera resource has not been scrutinized by either the Company’s Qualified Person (Mr. William Gehlen) or its independent consultants. Furthermore, it was not expressly prepared under the guidelines of NI 43-101. Pacific Rim intends to commission an updated estimate of the Coyotera resource, as part of its updated resource calculation for the entire El Dorado project, in the coming months.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO

The statements, which are not historical facts contained in this release, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.
The TSX and The AMEX have neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

March 19, 2003 Report to Shareholders

Pacific Rim Mining Corp. (the “Company”) is pleased to provide the following update on its activities during and subsequent to the Company’s third quarter of fiscal 2003 (November 1, 2002 to January 31, 2003). Pacific Rim continued to concentrate on advancing its El Dorado gold project in El Salvador during the quarter with the continuation of the Company’s ongoing diamond drill program, and commenced drilling on the neighboring La Calera project.

New drill results from the El Dorado drill program and the initial drill results from La Calera have been received and are outlined below. Tom Shrake, CEO states “Pacific Rim is working hard to identify additional gold resources at El Dorado that can build upon the approximately 500,000 ounces of high grade gold that is currently outlined within the Minita and Coyotera vein systems. We have scout-drilled a number of veins in the Central Target Area, in the vicinity of the known Minita resource (approximately 350,000* ounces), and have identified a number of additional intriguing zones of mineralization. The drills are now turning on the Coyotera vein along strike of the Coyotera resource (approximately 150,000** ounces) to the north of Minita, and on the nearby La Calera project, where we are excited about the potential for the discovery of additional high grade gold mineralization. Our near-term goal is to gather the drill data necessary to commission an updated resource estimate for the El Dorado project, which we hope to have completed by mid-2003. We believe El Dorado has the potential to host a high-grade, low-cost underground gold deposit and are working hard to move the project to the next step.”

La Calera Project, El Salvador

Pacific Rim Mining Corp. received the results from its initial 5 drill holes on the La Calera gold project in El Salvador, which are presented in the table below. The Company is encouraged with the initial results, which in several holes demonstrate the presence of high-grade gold at depth and over potentially mineable widths.

La Calera Drill Results

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
PLC03-001	Rosa West	295940 / 519167	70/50	No Significant Results
PLC03-002	Rosa West	295926 / 519128	70/50	62.95	64.85	1.9	1.9	10.07	8.7
PLC03-003	Rosa West	295902 / 519088	70/50	119.8	120.35	0.55	0.51	7.47	2.2
PLC03-004	Rosa West	295843 / 519178	70/60	36.6	37.0	0.4	0.35	9.24	n/a
PLC03-005	Rosa West	295842 / 519174	250/79	36.45 66.25 69.1 71.75 98.7 104.0	43.15 67.55 70.05 72.80 101.3 105.0	6.7 1.3 0.95 1.05 2.6 1.0	2.83 1.13 0.82 0.65 2.36 0.87	8.67 8.30 6.30 7.42 19.99 7.98	n/a n/a n/a n/a n/a n/a

The Rosa West vein system at La Calera consists of multiple veins and stockworks, some of which do not outcrop. The five-hole drill pattern tests a 100 meter strike length of the vein system and drill intercepts are open to the north and south, as well as at depth. Drill holes PLC03-003 and 005 indicate that the vertical extent of the mineralization is a minimum of 100 meters.

“With bonanza grades outcropping, we did not know if the majority of the high-grade ‘productive interval’ was eroded or preserved,” says Tom Shrake, CEO. “Clearly these initial results demonstrate that a significant part of the gold-bearing epithermal system is preserved. There is no telling how large this system could be given the poor exposure, the post-mineral cover and the fact that it is open at depth. With these very exciting results, we will expand our original drilling program, probing both along strike and at depth. The shallow nature of the bonanza system will allow us to test the system with relatively short holes, providing fast and relatively inexpensive results.”

La Calera is an epithermal vein prospect with three locally outcropping high-grade vein systems: Rosa, Rosa West and El Calichal. These vein systems are very poorly exposed because of post-mineral cover. La Calera is located 8 kilometers to the west of the El Dorado District and could represent an add-on or stand-alone project.

El Dorado Project, El Salvador

The Company’s exploration activities during the quarter primarily focused on advancing its 100% owned El Dorado gold project in El Salvador. El Dorado hosts a bonanza-type adularia-sericite epithermal system, with two currently defined resources: an indicated resource in the Minita vein of 799,200 tonnes at an average grade of 13.7 grams per tonne (g/t) gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver*; and an indicated resource in the Coyotera vein of 566,500 tonnes averaging 8.44 g/t Au and 71 g/t Ag calculated at a 6 g/t cutoff, which equates to a resource of 153,718 ounces of gold and 1.3 million ounces of silver**.

The results from 36 holes have been released to date, 18 of which were made available during and subsequent to this quarter. These new results are tabulated below. Earlier results were presented in the Company’s first and second quarterly reports, dated September 19, 2002 and December 18, 2002 respectively.

El Dorado Drill Results

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip(degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P02-221	Quebrada, Jobos,	534522 / 301082	112/50	no significant results
P02-222	Varicose, Rosario	534608 / 301277	250/55	176.05 243.85	176.9 244.1	0.85 0.25	0.55 0.25	12.73 6.24	72.1 36.5
P02-223	Nueva Esperanza	533790 / 302460	90/50	no significant results
P02-224	Veta Grande, Rosario	534729 / 301012	251/50	327.9	328.85	0.95	0.84	6.23	39.0
P02-225	Nueva Esperanza	533963 / 303056	90/50	301.8	302.5	0.70	0.67	7.09	37.2
P02-226	Rosario, Moreno	534507 / 301340	251/50	127.65 153.2 159.95 185.65 294.55	130.4 153.6 160.25 186.8 294.75	2.75 0.4 0.3 1.15 0.20	2.1 0.37 0.25 1.04 0.17	7.33 15.10 8.94 7.47 32.77	49.0 123.0 10.9 27.3 209.5
P02-227	N. Chica	535013 / 301256	271/50	no significant results
P02-228	Nueva Esperanza	534014 / 302773	90/60	no significant results
P02-229	Guadelupe, Portrero	534559 / 300717	260/50	177.25 374.90	177.8 375.70	0.55 0.80	0.52 0.69	7.00 14.18	32.3 80.0
P02-230	Rosario	534348 / 301030	70/52	84.55	84.80	0.25	0.18	39.99	205.0

P02-231	Moreno, S. Minita	534311 / 301152	270/50	75.30 109.1 304.25	75.65 109.75 304.45	0.35 0.65 0.20	0.27 0.60 0.20	7.98 7.28 7.36	21.7 35.5 45.0
P02-232	Rosario	534448 / 300993	69/50	160.85	161.3	0.45	0.29	7.90	8.2
P03-233	S. Minita, Portrero	300808 / 534460	254/50	62.45 127.0	62.7 127.55	0.25 0.55	0.23 0.42	14.04 6.42	158.0 45.0
P03-234	N. Rosario	301313 / 534313	70/70	119.05 139.35 142.7	119.35 140.15 143.45	0.3 0.8 0.75	0.17 0.28 0.38	7.24 8.934 7.72	36.9 58.0 17.2
P03-235	S. Minita, Portrero	300804 / 534460	250/50	71.5 311.1 316.3	71.95 311.7 316.75	0.45 0.6 0.45	0.42 0.55 0.22	11.78 12.62 14.32	10.1 140.0 76.0
P03-236	S. Coyotera	303304 / 533419	270/50	373.0	373.75	0.75	0.61	6.032	n/a
P03-237	N. Coyotera	304575 / 533715	290/74	no significant results
P03-238	N. Coyotera	304695 / 533745	305/65	no significant results

Details of these drill results are available in the Company’s news releases dated December 3, 2002 (NR #02-17), January 27, 2003 (NR #03-01) and March 10, 2003 (NR #03-02 – note: holes 236 and 237 were mislabeled in news release #03-02). The results indicate high-grade gold over intercepts of less than 1 meter, or alternatively, wider vein intersections with lower, though anomalous, gold grades. Previously released results from the program have included high grade gold over potentially mineable widths in a number of veins.

To date, Pacific Rim’s El Dorado drill program has focused on wide-spaced scout drilling of a number of veins around the Minita resource and limited closer-spaced drilling to follow up on selected areas.

“We have completed our first pass, scout and in-fill drilling in the Central District for the time being,” explains Tom Shrake, CEO, “and are currently focused on drilling in the North District. The Coyotera vein, where we are now drilling, is a wide vein with multiple episodes of vein filling, some of which have bonanza gold grades and some of which do not. We are re-evaluating the Coyotera resource and have designed a combination infill and re-drill program that is underway. We believe there is upside to both the size and grade of the resource. At least two areas in the Central District plus the Coyotera vein will be considered for their potential resources when we next calculate an updated El Dorado resource estimate.”

The Coyotera resource is contained in a 400 meter long, 5 meter wide section of the Coyotera vein, which is known to persist for over 3 km in total, and may be amenable to low cost mining methods because of its width. Historic drilling encountered difficulty with core recoveries from specific portions of the Coyotera resource area, and as such, the current resource estimate may be understated. Pacific Rim’s drilling will attempt to re-drill these areas to obtain a better sample, as well as scout drill the vein along strike in search for additional ore chutes.

Other El Salvador Projects

A program of geologic mapping and sampling has begun on the El Paisnal and Cerro Gaspar projects. Both are early-stage projects with outcropping bonanza-grade veins that have received limited drilling in the past. This process will continue through the dry season.

Rawhide Mine, Nevada

Production rates at the Denton-Rawhide gold mine in Nevada have stabilized and recent monthly outputs signal a rebound. Furthermore, the expected production shortfalls announced by Pacific Rim in its news release #02-17 dated December 3, 2002 were less serious than originally anticipated. Cash flows have also been aided by recent increases in the price of gold. The extent of the impact on Pacific Rim’s financial situation is therefore expected to be minimal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS AND OPERATING RESULTS

The following discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the third quarter ended January 31, 2003 and 2002. This discussion is limited to matters pertaining to the Company’s third quarter results that, in the opinion of the Company, are material. For discussion of previous quarterly results reference should be made to the duly filed reports for those periods.

Financial Performance and Liquidity

The Company realized a net loss for the three months ended January 31, 2003 of $0.3 million or $0.00 per share (basic and diluted) compared to a net loss of $0.6 million or $0.02 per share (basic and diluted) for the corresponding period a year earlier. The $0.3 decrease in the quarterly loss for the quarter ended January 31, 2003 compared to the quarter ended January 31, 2002 is mainly due to improvements in operating results at the Denton-Rawhide mine of $0.6 million, a reduction in general and administrative costs of $0.2 million and a $0.1 million increase in interest and other income, all offset by increased El Dorado (El Salvador) exploration expenditures of $0.7 million. The Company recorded a net loss of $0.8 million or $0.01 per share for the nine months ended January 31, 2003 compared to a net loss of $2.2 million or $0.07 per share for the comparable period ended January 31, 2002.

Gold and silver sales revenues increased from $3.4 million for the three months ended January 31, 2002 to $3.7 million for the three months ended January 31, 2003 despite a 1,750 ounce decrease in gold sales volume from the comparable earlier quarter (2003, 10,000 ozs; 2002, 11,750 ozs.). The year over year quarterly sales revenue increase is due to the realization of increased bullion prices in the third quarter of fiscal 2003 compared to the same period of fiscal 2002. The average sale price realized for gold sold in the three months ended January 31, 2003 was $336 per ounce compared to $280 per ounce received for gold sold in the three comparable months ended in 2002. For the nine month periods ended January 31, 2003 and 2002, sales revenues were $9.9 million and $11.6 million respectively on sales volumes of 27,800 ounces of gold at $315/ounce plus silver revenues of $1.2 million for the period ending in 2003 and sales of 38,450 ounces of gold at $276/ounce plus silver revenues of $1.0 million for the equivalent period in 2002. In late December ’02 the Company re-instituted a hedging program that currently has 9,000 ounces of gold (representing approximately 50% of the expected near-term Denton-Rawhide gold production) sold forward at 1,500 ounces per month to August ‘03 at an average selling price of $363 per ounce. The decision to enter into this hedge position was made in order to lock in a certain amount of revenue that the Company requires to fund its ongoing exploration and development activities, while leaving considerable unhedged production available for participation in the risks and rewards of the open market. Pacific Rim’s current hedging policy for Denton-Rawhide is purely a cash-management strategy. Should Pacific Rim attain gold production from any new deposit discoveries, the Company intends to maximize, to the fullest extent it is able, the profitability of any potential future gold production. It is management’s philosophy to hedge only enough production to meet financing requirements. Management continually monitors the gold markets to determine if future hedging of Rawhide production would be prudent.

As in the previous quarter, interest and other income increased by $0.1 million for the three months ended January 31, 2003 compared to the three months ended January 31, 2002 mainly due to $0.06 million of creditor payment proceeds received under the Andacollo creditors’ plan. For the nine months ended January 31, 2003 interest and other income increased by $0.5 million from $0.1 million for the nine months ended January 31,

2002 to $0.6 million for the comparable period ended January 31, 2003. A significant portion of this nine month increase was also due to recoveries from the Andacollo creditors’ plan.

Cash flows for the quarter improved by $1.0 million, from $(0.5) million to $0.5 million, compared to the corresponding year earlier quarter, mainly due to a $0.5 million improvement in operating cash flows related to higher gold prices and lower operating costs and $0.5 million of increased cash receipts from the sale of shares received from the sale of the Diablillos property. The remaining shares received for the Diablillos property were sold by February 15, 2003 for additional cash receipts of approximately $0.05 million. For the nine months ended January 31, 2003 cash flows improved by $1.4 million compared to the corresponding period of nine months ended January 31, 2002.

During the quarter working capital (including in-process gold inventories) increased by $0.6 million from $9.3 million at October 31, 2002 to $9.9 million at January 31, 2003 mainly due to the liquidation of current liabilities from the increased cash flows discussed above. Future working capital levels are expected to decrease as gold “heap leach” inventories at the Denton-Rawhide mine are liquidated and cash proceeds are expended on funding exploration activities and overhead costs incurred to operate the Company.

Operating Results

Pacific Rim’s 49% share of metal production at Denton-Rawhide for the quarter ended January 31, 2003 was 8,114 ounces of gold and 60,330 ounces of silver at cash production costs of $181 per ounce of gold produced. Production for the comparable quarter of 2002 was 12,059 ounces of gold and 91,074 ounces of silver at cash production costs of $219 per ounce of gold produced. Cash production costs have been reduced significantly in the current quarter compared to the quarter ended January 31, 2002 reflecting the cessation of mining activity by November 2002. Gold production levels at the mine have decreased significantly compared to the corresponding previous quarter due to production shortfalls caused by placing of heap leach material with slower than expected metal recoveries during the final mining stages. Efforts are being concentrated on improving the metal recoveries during the final stages of leaching. Production rates during the quarter stabilized and showed indications of some improvement believed by the operator to be related to recommended changes in recovery techniques. For the nine months ended January 31, 2003, Pacific Rim’s share of Denton-Rawhide production was 28,162 ounces of gold and 233,513 ounces of silver at cash production costs of $226 per ounce of gold produced compared to 37,519 ounces of gold and 274,644 ounces of silver at cash production costs of $235 per ounce of gold produced for the nine months ended January 31, 2002.

Closure expenditures related to severances and reclamation at the Denton-Rawhide mine are accelerating as mining activity ceased in October 2002 and leaching enters it final phase with ore crushing estimated to be completed in June 2003. Reclamation closure spending increased from $0.03 million in the comparable quarter ended January 31, 2002 to $0.2 million for the current quarter ended January 31, 2003. Leaching and rinsing activities with related gold production are currently anticipated to continue until 2006. Presentation of a final mine closure plan to the regulatory authorities is anticipated in the first half of 2003. Closure spending is forecast to peak in May of 2003 when significant severances will be paid to terminating employees. The majority of the severances are to be paid from a part of the closure fund reserved for this purpose. The Company’s share of ongoing future funding of the reclamation liability is to be funded largely out of ongoing operating cash flow of the mine and the $3.4 million closure fund that has been set aside to date. Closure expenditures for the nine months ended January 31, 2003 were $0.5 million compared to $0.1 million for the nine months ended January 31, 2002.

Exploration

During the current fiscal year, the Company’s primary exploration activities focused on mapping and drilling of the El Dorado and La Calera projects in El Salvador. Exploration expenditures for the quarter ended January 31, 2003 were $0.9 million compared to $0.2 million for the comparable quarter ended January 31, 2002. For the nine months ended January 31, 2003 exploration expenditures were $2.4 million compared to $0.5 million for the comparable previous period ended January 31, 2002 reflecting the greatly increased exploration activity during the 2002/03 period to date. Ongoing exploration will be funded from the Company’s share of cash flows generated by the Denton-Rawhide mine.

National Instrument 43-101

*Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR.

** The Coyotera resource estimate was calculated by Mr. P. LaCroix, P.Eng. on behalf of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) in March, 2001. Mr. LaCroix is a Qualified Person as defined in National Instrument 43-101. The Coyotera resource has not been scrutinized by either the Company’s Qualified Person (Mr. William Gehlen) or its independent consultants. Furthermore, it was not expressly prepared under the guidelines of NI 43-101. Pacific Rim intends to commission an updated estimate of the Coyotera resource, as part of its updated resource calculation for the entire El Dorado project, in the coming months.

Pacific Rim’s exploration work in El Salvador is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory that is independent of Pacific Rim Mining Corp.

Safe Harbour Statement

The statements, which are not historical facts contained in this report, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	January 31	April 30
	2003	2002

	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	2,162	2,564
Investments in marketable securities (note 2)	38	818
Receivables	87	76
Inventories	10,457	9,155

	12,744	12,613

Property, plant and equipment	7,345	9,450
Closure fund	3,376	3,267

	23,465	25,330

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,045	1,394
Due to related parties	74	653
Accrued closure costs - current portion	1,773	1,950

	2,892	3,997
Loan payable to a related party	1,849	1,849
Accrued closure costs	1,769	1,755

	6,510	7,601

Shareholders' Equity
Share capital (note 3)	56,173	56,142
Deficit	(39,218)	(38,413)

	16,955	17,729

	23,465	25,330

Signed on behalf of the Board:

"Catherine McLeod-Seltzer" Director
"David Fagin" Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statement of (Loss) and Deficit
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2003	2002	2003	2002

Revenues
Sales	3,720	3,456	9,920	11,556

Cost of sales
Operating costs	2,347	2,594	7,406	9,911
Depreciation, depletion and amortization	747	827	2,391	2,444

	3,094	3,421	9,797	12,355

Operating profit (loss)	626	35	123	(799)

Expenses
Exploration	933	175	2,413	483
Foreign exchange	(11)	22	(21)	58
General and administrative	216	421	720	945
Interest expense	17	24	58	51
Interest and other income	(130)	8	(561)	(107)

	1,025	650	2,609	1,430

Net (loss) before other items	(399)	(615)	(2,486)	(2,229)
Gain on sale of marketable securities	62	32	1,056	32
Gain on sale of mineral property	–	–	900	–
Write-down of marketable securities (note 2)	–	–	(275)	–

(Loss) before income taxes	(337)	(583)	(805)	(2,197)
Provision for income taxes (note 6)	–	–	–	–

Net (loss) for the period	(337)	(583)	(805)	(2,197)

Deficit - beginning of period	(38,881)	(36,431)	(38,413)	(34,817)

Deficit - end of period	(39,218)	(37,014)	(39,218)	(37,014)

Per share:
Net (loss) per share - basic and diluted	(0.00)	(0.02)	(0.01)	(0.07)
Weighted average shares o/s during period (000)	78,520	31,124	78,447	31,124

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2003	2002	2003	2002

Net (loss) for the period	(337)	(583)	(805)	(2,197)
Adjustments to reconcile net income (loss) to cash flow provided by (used for) operating activities:
Depletion, depreciation and amortization	747	827	2,391	2,444
Foreign exchange loss(gain)	(11)	22	(21)	58
Interest earned on closure fund	(35)	(39)	(111)	(115)
Gain on sale of marketable securities	(62)	(32)	(1,056)	(32)
Gain on sale of mineral properties	-	-	(900)	-
Write-down of marketable securities (note 2)	-	-	275	-

	302	195	(227)	158
Changes in non cash working capital	(403)	(704)	(2,330)	(1,660)

Cash flow provided by (used for) operating activities	(101)	(509)	(2,557)	(1,502)

Investing Activities
Purchase of property, plant and equipment	(12)	(13)	(70)	(66)
Reclamation closure expenditures	(164)	(31)	(468)	(97)
Reclamation closure fund contributions	-	-	-	(156)
Proceeds from sale of property, plant and equipment	142	-	142	-
Proceeds from sale of marketable securities	660	110	2,499	112

Cash flow provided by (used for) investing activities	626	66	2,103	(207)

Financing Activities
Issuance of share capital	2	-	31	-

Cash flow provided by (used for) financing activities	2	-	31	-

Foreign exchange	11	(22)	21	(58)

Net increase (decrease) in cash and cash equivalents	538	(465)	(402)	(1,767)
Cash and cash equivalents, beginning of period	1,624	1,691	2,564	2,993

Cash and cash equivalents, end of period	2,162	1,226	2,162	1,226

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.

Notes to the Interim Consolidated Financial Statements
at January 31, 2003
Tables stated in thousands of US Dollars

1.  Basis of Presentation

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2002.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2002 (the “annual report”).

The financial statements account for the April 11, 2002 amalgamation of Dayton Mining Corporation (Dayton) and Pacific Rim Mining Corp. on a basis consistent with that described in the Company’s annual report. Accordingly, the quarterly consolidated income and cash flow statements for the three months and nine months ended January 31, 2003 reflect amalgamated results with results for the comparative three and nine month period ended January 31, 2002 being solely Dayton results.

2.  Investments in Marketable Securities

	January 31, 2003	April 30, 2002

Carrying value	$38	818
Market Value	51	890

The investment in marketable securities represents 8,570 shares of Silver Standard Resources Inc., which is the unsold portion of 142,970 shares tendered as final payment under the agreement with Silver Standard for the sale of the Diablillos mineral property.

3. Share Capital
a)

	Shares Issued	Amount

Balance: April 30, 2002	78,408,794	$56,142
Shares issued for cash	119,800	31

Balance: January 31, 2003	78,528,594	$56,173

b) Stock Options

At January 31, 2003, the Company had 7,188,680 stock options outstanding at a weighted average exercise price of $0.73 Cdn, expiring at various dates from April 10, 2003 to April 18, 2007.

4.  Stock-Based Compensation

As described in the notes to the Company’s audited financial statements contained in the Company’s last “annual report”, the Company will report by note to the applicable financial statements the pro-forma effect on net income (loss) and earnings (loss) per share of employee stock options granted and vested during the period using a generally acceptable fair value based method.

During the quarter ended October 31, 2002, 703,333 employee options vested as approved by shareholders on October 11, 2002. No options vested during the quarter ended January 31, 2003. The fair value of these options has been estimated at the date of vesting using the Black-Scholes option pricing model with the following assumptions: expected option life of 5 years calculated stock volatility based on trading history is 86.5%, risk free interest rate of 4%, and dividend yield of 0%. The table below presents on a pro-forma basis the effect on the Company’s net (loss) and basic and diluted loss per share if employee stock options were accounted for using the fair value method.

	Three Months to	Nine Months to
	January 31/03	January 31/03

Net (loss) as reported	$(337)	$(805)
Stock Option Costs, fair value	-	(187)

Proforma (loss) for period	(337)	(992)

Proforma basic and diluted loss per share	$(0.00)	$(0.01)

The Black-Scholes option-pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

5.  Related Party Transactions

During the third quarter, $ 96,650 (2002 - $ 297,700) of wages and benefits (including severances and directors’ fees in 2001/02) to officers of the Company were expensed. For the nine months ended January 31, 2003 wages and benefits to officers of the Company expensed were $ 287,100 (2002 - $ 497,500). Officers’ wages and benefits costs were significantly higher in the 2001/2002 comparison period due to severance accruals.

6.  Income taxes

The Company has utilized prior period losses to eliminate taxes that would otherwise be payable on current period income.

7.  Segmented Information

The Company operates in one business segment, namely; gold mining and exploration with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired by a predecessor company in April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA.

There has been no material change in segmented assets from those disclosed in the Company’s annual report.

Assets:
	As at January 31
	2003	2002

USA	$18,258	$18,739
El Salvador	4,184	4,184
Canada	1,023	902
Chile	-	17
Total Assets
	$23,465	$23,842

Revenue, excluding interest and other income:

	Three Months ended January 31		Nine Months ended January 31
	2003	2002	2003	2002
USA	$3,720	$3,456	$9,920	$11,556
El Salvador	-	-	-	-
Canada	-	-	-	-
Chile	-	-	-	-

Total	$3,720	$3,456	$9,920	$11,556

Net Income (Loss) for the period:
USA	$555	$(11)	$(83)	$(913)
El Salvador	(902)	(156)	(2,259)	(395)
Canada	10	(416)	1,537	(889)
Chile	-	-	-	-

Total	$(337)	$(583)	$(805)	$(2,197)

8.  Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim financial statements is contained in the Report to Shareholders dated March 19, 2003.